CLASS B SHARES PURCHASE AGREEMENT

This Agreement (the "Agreement") is made as of this the day of __[EFFECTIVE DATE]__ (the"Effective Date") by and between The Meet Cute Murders LLC, with an address of 9022 Fig Street, New Orleans, LA 70118 ("Production Company") and __[INVESTOR NAME]__ , ["Investor"].

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements hereinafter set forth and intending to be legally bound, Investor and Production Company (each a "Party," and collectively, the "Parties") agree as follows:

1.0 - DEFINITIONS - The following terms shall mean:

> **1.1 - CLASS A SHARES** - "Class A Shares" shall mean Class A Shares in the capital of the Company that allows for voting rights of one (1) vote per share, reserved exclusively for Managing Members only.

> **1.2 CLASS B SHARES** - "Class B Shares" shall mean Class B Shares in the capital of the Company that does not allow for voting rights, reserved exclusively for Non-Managing Members. Class B Shares are entitled to a 125% return on investment.

> **1.4 COMPANY GROSS REVENUE** - "Company Gross Revenue" shall mean all monies received by or credited to the Company (and its affiliated and related entities) from the exploitation of the Picture and all customary ancillary and subsidiary rights therein (including from merchandising, but not including any income from the exploitation of sequel, remake or other subsequent production rights). Revenue will not be considered "Company Gross Revenue" unless it is non-refundable and received or credited in U.S. Dollars in the United States (or in the Company's foreign bank account and available to be remitted to the United States). "Company Gross Revenue" is determined after all bona fide refunds, credits, allowances, discounts, and adjustments. So-called "soft monies" and tax credits shall be deemed "Company Gross Revenues" to the extent not used to offset the Budget or lent against.

> **1.5 DEFERMENTS** - "Deferments" shall mean payments for goods or services provided to the Company for/during the development, production and/or distribution of the Film, it being understood that the provider of such goods or services will be compensated by the Company for the value of such goods or services solely from the Net Profits.

2.0 - SCOPE - The scope of this agreement is the purchase of Class B Shares of the Company and the Distribution of Revenues.

3.0 - FUNDS - Investor shall provide to Production Company the amount of __$[AMOUNT]__ for use in the production of the feature-length motion picture currently entitled The Meet Cute Murders (the "Picture"), to be directed by Daniel Lafrentz . One Class B share will be issued for each $1.00 United States Dollar provided by the Investor.

4.0 - MULTIPLE CLASSES OF MEMBERS - Company and Investor acknowledge and agree that there shall be two (2) classes of Members specified in the limited liability company operating agreement entered into by the Manager (i.e. "Class A Managing Members," and "Class B Non-Managing Members,"), and that the Investment and Investor shall be classified as a Class B Non-Managing Member.

5.0 - DEPOSIT MECHANISM - The investor shall deposit the Investment into an escrow account with instructions provided by Wefunder, via credit card, ACH, check, or wire transfer. The Investment once deposited into the production account shall be readily available to Company (upon clearing normal SEC and Wefunder wait periods).

6.0 - EXCLUSIVE USE - The Production Company shall use funding proceeds in Section 3.0 for the production of the Picture only and not for general expenses or other projects.

7.0 - SHARE OF REVENUE FOR CLASS B SHARES - Subject to the terms and conditions hereof, the Investor shall recoup their Investment, and Revenue received by the Production Company in relation to the Picture shall be allocated, in the following manner and order of priority:

> **7.1 -** First, if necessary, the Production Company shall have the right to repay any first priority indebtedness incurred by the Company, including Company Gross Revenue, provided that such debt is used by the Production Company towards the production of the Picture.

> **7.2 -** Second, Investor shall receive its proportionate share of one hundred percent (100%) of the remaining amount of income from the exploitation of the Picture on a pro rata pari passu basis with other Investors, if any, until Investor and all other Investors have recouped one hundred and twenty-five percent (125%) of their investment.

> **7.3 -** Third, the Investor shall receive its proportionate share of forty percent (40%) of the "Net Profits" of the Picture on a pro rata pari passu basis with other Investors, if any. The definition of "Net Profits" applicable to Investor will be the same as that accorded to Company by all Investors of the Picture and, in no event will the definition, calculation, and accounting of "Net Profits" (including, without limitation, the frequency of accounting) applicable to Investor be less favorable than that accorded to any other participant therein.

8.0 - DEBT FINANCING - Investor hereby acknowledges that Company shall have the right to borrow funds and/or take on reasonable debt (plus any premium thereon) to conduct its business and/or in connection with the Picture (collectively, "Debt"), which such Debt in connection with the Picture shall be recoupable from Company Gross Revenue and/or other collateral in connection with the Picture (e.g., tax credits, sales proceeds, etc.).

9.0 - TAX CREDITS - Investor acknowledges that Company shall have the right to apply for tax rebates and/or tax credits applicable to the Picture (collectively "Tax Incentives") and to utilize a tax credit lender in the state of Louisiana or any other applicable state (as determined by the Manager) in connection therewith, which such Tax Incentives may, at the Managers' sole direction be (a) used to offset the Budget and/or (b) deemed Company Gross Revenue.

10.0 - OWNERSHIP OF PICTURE - Investor and Company hereby acknowledge and agree that the Picture shall be solely and exclusively owned by Company, including without limitation, with respect to the copyright thereof and all rights therein and thereto, including, without limitation, the sole and exclusive distribution, exhibition, performance and reproduction rights. All right, title and interest in and to the results and proceeds of Investor's services (if any) hereunder, which may include, without limitation, all ideas, suggestions, themes, plots, stories, characterizations, dialogue, titles and other material, whether in writing or not in writing, at any time heretofore or hereafter created or contributed by Investor which in any way relate to the Picture or to the material on which the Picture will be based, as a "work made for hire" for Company under the U.S. Copyright Law (i.e., Company is and shall be considered the author and, at all stages of completion, the sole and exclusive owner of all results and proceeds of Investor's services hereunder, if any, and all right, title and interest therein). If under any applicable law the fact that the work-made-for-hire is not effective to place sole ownership, then to the fullest extent available and for the full term of protection otherwise accorded to Investor under such applicable law, Investor hereby irrevocably and perpetually assigns and pre-assigns and transfers to Company all right, title and interest in and to the Picture now or hereafter created. To the fullest extent allowable under any applicable law, Investor hereby irrevocably waives or assigns to Company their so-called "moral rights of authors" (i.e., the right of a creator of a work to prevent revision, alteration, or distortion of their work, regardless of who owns the work) or "droit morale" rights (i.e., the personal rights of a creator of work which protects the artistic integrity and prevents others from altering the work of said creator, or taking said creator's name off a work, without the creator's permission) which they may have in connection with the Picture. Except to the extent expressly set forth herein, Investor shall have no rights in and to the Picture or any element thereof, all decisions relating thereto shall be made by Company in its sole discretion. Nothing herein contained shall create or be deemed to create any rights whatsoever of any kind or nature in favor of Investor with respect to any remake(s), sequel(s) and other production(s) based upon the Picture or the underlying property.

11.0 - REPRESENTATIONS AND WARRANTIES - Each party warrants and represents that it has the full right, power, and authority to enter into and to perform its obligations under this Agreement. Furthermore, each party warrants, represents and agrees that this Agreement has been (a) duly and validly authorized, executed and delivered by each party; and (b) this Agreement constitutes each party's valid and binding obligation, enforceable in accordance with its terms (except as enforcement may be limited by applicable law). Investor further represents and warrants that Investor: (a) is an accredited investor as defined by the SEC; or (b) is an individual with either an annual income or net worth that is less than $107,000, and shall not invest the greater of: $2,200; and 5% of the greater of the investor's annual income and net worth; or (c) is an individual with both an annual income and net worth of at least $107,000, and shall not invest 10% of the greater of the investor's annual income (not to exceed an amount sold of $107,000 to each individual); and net worth (not to exceed an amount sold of $107,000 to each individual). Finally, Investor further represents and warrants that Investor he/she/it has reviewed the risk disclosures set forth in the LLC Agreement (as defined below), understands such risk factors and other considerations provided in the LLC Agreement, and has had an opportunity to ask the Managers questions regarding such risk factors, and other considerations and to have such questions answered to Investor's satisfaction.

12.0 INDEMNITY - Investor hereby indemnifies and holds Company harmless from and against any and all liabilities, claims, demands, causes of action, losses, damages, settlements, judgments or recoveries resulting from any breach of the warranties, agreements or covenants made by Investor herein. Company shall, at all times, defend and indemnify and hold Investor harmless from and against any and all liabilities, claims, demands, causes of action, losses, damages, settlements, judgments or recoveries resulting from any breach of the warranties, agreements or covenants made by Company herein. The provisions set forth in this Paragraph shall survive the termination of this Agreement. The indemnified party shall give the indemnifying party immediate notice of any such claim, demand, action or proceeding and the indemnifying party shall have the right to defend such claim, demand, action or proceeding should they so desire. The indemnified party shall not settle any such claim, demand, action, or proceeding for which it seeks indemnification without the indemnifying party's prior written consent (not to be unreasonably withheld).

13.0 - LEGAL AND PROFESSIONAL EXPENSES - Each of the parties (i.e., Investor and the Company) is responsible for bearing the cost of their own legal and other professional expenses in connection with this Agreement and any other documents and exhibits, which may be necessary to effectuate the Investment.

14.0 - NO GUARANTEE - Neither Company (nor any of its agents, principals, or representatives, as applicable) has made any express or implied representation, warranty, guarantee or agreement as to the amount of profits which will be derived from the distribution of the Picture, nor has Company made any express or implied representation, warranty, guarantee or agreement that there will be any sums payable to Investor hereunder, or that the Picture will be favorably received by exhibitors or by the public, or will be distributed continuously. In no event shall Company incur any liability based upon any claim that Company (or its agents, principals, or representatives) has failed to realize receipts or revenue, which should or could have been realized.

15.0 - ACKNOWLEDGEMENT OF RISKS - Investor acknowledges the risks inherent in developing, producing, and marketing the Picture, including but not limited to the possibility of cost overruns, lower sales than anticipated, and loss of contributed financing, including without limitation the Investment. There is no assurance that Investor will earn a profit from Investor's investment in Company nor is there any assurance that Investor will recoup any of its Investment contributed. Company makes no representation or warranty as to the amount of profits, if any, to be received from exploitation of the Picture. Investor acknowledges that no federal or state agency has reviewed or made any findings or determination as to the fairness or merit of this investment and that this Agreement shall not constitute a registered security. Investor acknowledges that neither Company nor any person or entity acting on behalf of Company has offered the opportunity to invest herein by means of any form of general solicitation or advertising, including without limitation, (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media, or broadcast over television or radio, or (b) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising. Investor is a sophisticated investor familiar with the types of risks inherent in an investment of the nature hereof, and has such business or financial experience that Investor is capable of protecting his own interests in connection with the investment of the Investment. Investor is properly able to evaluate the proposed business of Company and the inherent risks therein. Investor has reviewed with Investor's own tax advisor(s) and/or attorney(s), to the extent Investor considers it prudent or relevant, the consequences of this investment and the transaction contemplated by this Agreement and is relying solely on such advisors and not on any statements or representations of Company in connection therewith, other than as provided for herein. Investor understands that Investor, and not Company, shall be solely responsible for Investor's own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

16.0 - GOVERNING LAW - This Agreement shall be binding upon the Parties and is governed by and construed in accordance with the laws of the State of Lousinana.

17.0 - SEVERABILITY - In the event any provision hereof shall be declared invalid, illegal or unenforceable such provision shall be deemed severable from the remaining provisions of this Agreement, which shall remain in full force and effect.

18.0 - MISCELLANEOUS TERMS - In the event of any breach by Company of this Agreement or any of Company's obligations hereunder, Investor's remedies shall be limited to the right to recover actual monetary damages, if any, in an action at law, and Investor hereby waives any right to seek and/or obtain injunctive or other equitable relief with respect to any breach of Company's obligations hereunder and/or to enjoin or restrain or otherwise impair in any manner the production, distribution, exhibition or other exploitation of the Picture, or any parts or elements thereof, or the use, publication or dissemination of any advertising in connection therewith.

This Agreement will constitute the parties' complete agreement and shall supersede and replace any prior understandings, negotiations, and/or agreements, whether oral or written, executed or unexecuted.

By signing below, Investor hereby certifies that: (a) the Investor has been provided a copy of that certain Limited Liability Company Operating Agreement of The Meet Cute Murders, LLC (the "LLC Agreement"); and (b) the Investor hereby agrees to be bound by the terms and conditions of the LLC Agreement. Investor hereby acknowledges and agrees that Investor has reviewed the LLC Agreement in its entirety and fully understands all provisions of the LLC Agreement. Investor further understands that in the event of conflict between this Agreement and the LLC Agreement, the LLC Agreement shall control. Investor fully accepts sole responsibility for making Investor's own determination of the merits and risks of an investment in the Company and shall have full and sole responsibility for conducting his, her or its due diligence of the Company. By executing and delivering this Agreement to the Company, Investor hereby acknowledges and agrees that upon delivery to the Company by Investor of an executed copy of this Agreement, payment by Investor to the Company of the Investment, and the Managers' acceptance thereof, the undersigned shall be automatically made a party to the LLC Agreement as a non-managing member thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

The Meet Cute Murders, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

By: _____   By:_____

Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

EXHIBIT A
Waterfall

"Company Gross Revenue" (defined below) shall have the following deductions paid by or charged against Company (or its affiliated or related entities) and deducted on a continuing and cumulative basis:

1. First, collection account management costs and fees (e.g. Freeway, Fintage), if any;

2. Second, residuals and applicable payments owed to or on behalf of unions and guilds (e.g., SAG, DGA, WGA);

3. Third, to the extent applicable, any bonus payments to third parties (to the extent paid by Company and not assumed by any distributor) (e.g. Box Office Bonuses, step music licenses, awards bonuses, etc.);

4. Fourth, to the extent not yet paid, and to the extent applicable, distribution fees and distribution costs (including, without limitation, ad overhead, if charged), all sales fees if applicable, and any fees and/or costs to third parties who represent the Picture (e.g. producer representatives, sales advisors, etc.);

5. Fifth, to the extent not yet paid, the repayment of any debt, and any and all applicable premium, interest and/or fees in connection therewith, on a pro rata pari passu basis until all such debt has been repaid in full;

6. Sixth, to the extent not yet paid, actual, verifiable out-of-pocket costs of production, delivery, promotion and marketing directly incurred by Company (e.g., deliverables to distributors, costs for producers, director, cast and others related to the Picture to attend premieres, film festivals and film markets, etc.);

7. Seventh, to the extent not yet paid, customary "off-the-top" actual, verifiable out-of-pocket, third party deductions (e.g., taxes, checking, collection, currency conversion costs, etc.), including all payments to agents, accountants, attorneys and other parties who represent the Picture, all costs of auditing any distributor of the Picture of any ancillary or subsidiary rights (including, without limitation, accounting, legal and auditor fees and costs), and a reasonable and customary reserve for Company to cover anticipated expenses not yet charged to the Picture, which such reserve Company shall liquidate in a timely fashion in accordance with industry custom;

8. Eighth, a return to the Class B Non-Managing Members as set forth in Exhibit A of The Meet Cute Murders LLC's Operating agreement, in the amount of one hundred and twenty five percent (125%) of the Cash Capital Contributions (and/or Other Capital Contributions, if applicable) made by each Non-Managing Member (including any Manager, as applicable) set forth therein, on a pro rata pari passu basis. For the purposes of this document, Cash Capital Contribution shall mean, with respect to any Member, the aggregate amount of cash contributed to the Company by such Member at the time of initial investment;

9. Ninth, payment of any Deferments, if any, on a pro rata pari passu basis until all such Deferments are paid in full. For the purposes of this document, Deferments shall mean payments for goods or services provided to the Company for/during the development,

production and/or distribution of the Film, it being understood that the provider of such goods or services will be compensated by the Company for the value of such goods or services solely from the Net Profits, and;

10. Thereafter, the balance remaining after the payment of all sums referred to above shall be considered "Net Profits", and shall be calculated on a "rolling" basis that is readjusted as additional receipts and expenses may come in. There will be no double deductions--the same cost or expense will not be deducted twice. Net Profits shall be payable, on a pro rata pari passu basis to (1) sixty percent (60%) collectively to the Class A Member-Manager in accordance with the Manager's Percentage Interest, and to profit participants providing services on the Picture in accordance with their respective service agreements, on a pro rata pari passu basis (the "Producer's Share of Net Profits"); and, (2) forty percent (40%) to the Class B Non-Managing Members who provided a Cash Capital Contribution to the Company, on a pro rata pari passu basis, to be divided in accordance with each such Member's Percentage Interest as set forth in Exhibit A (the "Investor's Share of Net Profits"). For the purposes of this document, an individual Member's Percentage Interest shall be determined by dividing such Member's aggregate Capital Contributions to the Company by the total Capital Contributions made to the Company by the Member(s). The total of all Member's Percentage Interests outstanding in the Company held by the Members shall at all times total one hundred percent (100%).